SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  October, 2005

Commission File Number:  333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, or independent financial advisor.

REQUEST FOR CONSENT DATED 3 OCTOBER 2005

CONCORDIA Bus AB (PUBL)

11% Senior Subordinated Notes Due 2010
(XS0107383001, XS0107384744, XS0110268850,
XS0143086790, XS0143727096)
€160,000,000 principal amount outstanding

This “Request for Consent” (the “Request for Consent”) is addressed to holders (“Noteholders”) of 11% Senior Subordinated Notes due 2010 (the “Notes”) issue by Concordia Bus AB (publ) (“Bus” or the “Company”).

As of the date hereof, beneficial holders of an aggregate of 99.91% of the Notes have signed the restructuring agreement among, inter alia, GS Capital Partners III, L.P., GS Capital Partners III Offshore L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Schoyen Gruppen AS, Bus, Concordia Bus AB, Concordia Bus BV and Concordia Bus Holding AB, dated July 22, 2005 (the “Restructuring Agreement”).  Pursuant to Section 2.1(a) of the Restructuring Agreement, Noteholders party thereto agreed to make to certain amendments (the “Proposed Amendments”) to the indenture dated as of February 7, 2000 pursuant to which the Notes were issued (the “Subordinated Notes Indenture”), between Bus and Deutsche Bank Trust Company Americas, as trustee for the Notes (the “Trustee”).

In connection therewith, the Company hereby requests that you, as a Noteholder, consent (the “Consent” or “Consents”) to the making of the amendments described in the proposed Supplemental Subordinated Notes Indenture (the “Supplemental Subordinated Notes Indenture”) attached hereto as Exhibit A and that you, as a Noteholder, instruct the registered holder of the Notes to instruct the Trustee to enter into the attached proposed Supplemental Subordinated Notes Indenture to effect the Proposed Amendments.  By providing your Consent you authorize the registered holder of the Notes to instruct the Trustee to enter into the Supplemental Subordinated Notes Indenture.

You are asked to provide your Consent no later than 5:00 P.M. London Time on October 4, 2005 (the “Expiration Time”).

The Tabulation Agent for the Consent is

Lucid Issuer Services Limited

CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS
NOT CONTAINED IN THIS REQUEST FOR CONSENT

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Request for Consent. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, Lucid Issuer Services Limited (the “Tabulation Agent”) or any other person. The Request for Consents is made as of the date hereof and the delivery of this Request for Consent shall not, under any circumstances, create any implication that the information contained in this Request for Consent is correct after the date hereof.

This Request for Consent is not being made to and no Consents are being solicited from, Noteholders in any jurisdiction in which it is unlawful to make such Request for Consent or grant such Consents. However, Bus may, in its sole discretion, take such actions at it may deem necessary to solicit Consents in any jurisdiction and may extend the Request for Consent to, and solicit Consents from, persons in any such jurisdiction.

STATEMENT REGARDING INFORMATION CONTAINED IN THIS REQUEST FOR CONSENT

The information provided in this Request for Consent is based upon information provided solely by the Company. The Company accepts sole responsibility for this Request for Consent.

Neither the Tabulation Agent nor the Trustee makes any recommendation as to whether Consents should or should not be given. Recipients of this Request for Consent should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this Request for Consent.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS REQUEST FOR CONSENT AT ANY TIME.

Throughout this Request for Consent unless the context requires otherwise, the words “we”, “our” and “ours” refer collectively to Bus and its consolidated subsidiaries and controlled partnerships and the term “group” also includes our parent companies. The defined terms “Bus” and the “Company” refer only to Bus.

Each Noteholder is responsible for assessing the merits of this Request for Consent.  The Trustee has not made and the Trustee will not make any assessment of the merits of this Request for Consent or of the impact of this Request for Consent on the interests of the Noteholders either as a class or as individuals.  The entry into the Supplemental Subordinated Notes Indenture pursuant to this Request for Consent will not require the Trustee to, and the Trustee is not obligated to and will not, consider the interests of the Noteholders either as a class or as individuals.  This Trustee has not been involved in the negotiation or execution of, or any aspect of any solicitation process resulting in,  the Restructuring Agreement or in the preparation of Request for Consent and makes no representation that all relevant information has been disclosed to Noteholders in this Request for Consent.  Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of this Request for Consent to seek their own legal, tax and financial advice.

To deliver Consents held through either Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) and, together with Euroclear, each a “Clearing System”), Noteholders should submit a valid Electronic Consent Instruction to the relevant Clearing System, as set forth in “Procedures for Consenting.”

IRS CIRCULAR 230 LEGEND.  THIS REQUEST FOR CONSENT WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE, OR LOCAL PENALTIES.  THIS DOCUMENT WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE REQUEST FOR CONSENT.  EACH HOLDER SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

AVAILABLE INFORMATION

Bus is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith and as required by the Subordinated Notes Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at the SEC’s Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http //www.sec.gov.  In addition, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of reports and other information concerning Bus also may be obtained, free of charge, during normal Business hours on any Business day at the office of our listing agent in Luxembourg, Deutsche Bank Luxembourg S.A., 2, Boulevard Konrad Adenauer, L-1115 Luxembourg (the “Luxembourg Listing Agent”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Request for Consent incorporates by reference important business and financial information about the Company that is not included in or delivered with this Request for Consent.  Since this Request for Consent may not contain all the information that you may find important, you should review the full text of any incorporated documents.

The following documents previously filed by the Company with the SEC are incorporated by reference into this Request for Consent:

•                                   Report on form 20-F under the File Number 333-11948 on June 28, 2004; and

•                                   Reports on Form 6-K under the File Number 333-11948, filed on August 27, 2004, September 28, 2004, January 18, 2005, January 19, 2005, February 15, 2005, March 16, 2005, May 4, 2005, May 27, 2005, June 13, 2005, June 15, 2005, June 28, 2005, August 23, 2005 and on the date hereof.

Additionally, any current report on Form 6-K that the Company files with the SEC subsequent to the date of this Request for Consent and on or prior to the Expiration Time that is expressly identified as being incorporated by reference into this Request for Consent shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Request for Consent to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Request for Consent.

Bus will provide, without charge, to each Noteholder to whom this Request for Consent is delivered, upon the request of such Noteholder, a copy of any or all of the documents that are incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Copies of this Request for Consent, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Request for Consent will also be provided without charge to each such person, upon request. Requests for such documents should be directed to the Tabulation Agent at Lucid Issuer Services Limited, Leroy House, 436 Essex Road, London, N1 3QP.  The Tabulation Agent may also be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

THE REQUEST FOR CONSENT

General

Pursuant to Section 902 of the Senior Notes Indenture, adoption of the Proposed Amendments requires the receipt of valid and unrevoked Consents of Noteholders of more than 50% in aggregate principal amount of the Notes outstanding, at or prior to the Expiration Time (the “Required Consents”). As of the date of this Request for Consent, the outstanding aggregate principal amount of the Notes is €160,000,000. If the Supplemental Subordinated Notes Indenture becomes effective, the Proposed Amendments will be binding on all holders of Notes and their transferees, whether or not such holders have consented to the request for Consent.

Beneficial owners of the Notes who are Noteholders and wish to provide a Consent and whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the holder of such Notes, to consent in accordance with the customary procedures of Euroclear and Clearstream, on behalf of the beneficial owner prior to the Expiration Time.

Expiration Time; Extensions; Amendment

The term “Expiration Time” means 5:00 p.m., London Time on 4 October 2005, unless Bus extends the period during which this Request for Consent is open, in which case the Expiration Time shall be the latest date and time for which an extension is effective. In order to extend this Request for Consent period, Bus will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 2:00 p.m., London time, on the next business day after the previously scheduled Expiration Time. Bus currently intends to notify Noteholders of any such extension solely by issuing a press release, but may elect to utilize other means reasonably calculated to inform Noteholders of such extension. Failure of any Noteholder to be so notified will not affect the extension of this Request for Consent.

Bus expressly reserves the right, in its sole discretion, at any time to (i) terminate this Request for Consent, (ii) waive any of the conditions to this Request for Consent, (iii) extend the Expiration Time, or (iv) amend the terms of this Request for Consent in any manner.

Without limiting the manner in which Bus may choose to make a public announcement of any extension, amendment or termination of the Request for Consent, Bus shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Subordinated Notes Indenture.

Procedures for Consenting

Delivery of Consents.  The delivery of Consents pursuant to the procedures set forth below will constitute a binding agreement between such Noteholder and the Company in accordance with the terms and subject to the conditions set forth in this Request for Consent.

Electronic Consent Instructions.  To deliver Consents by Electronic Consent Instruction, a Noteholder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Creation instruction (each an “Electronic Consent Instruction”) to authorize the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Noteholder’s broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Consent Instruction to authorise the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream for such Noteholder.  Noteholders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to consent to the Proposed Amendments.

Notwithstanding that the Consents are delivered by each Noteholder by means of an Electronic Consent Instruction, each Noteholder thereby agrees that such Electronic Consent Instruction constitutes a written consent to the Proposed Amendments.

The Electronic Consent Instruction, by which Noteholders are to effect their consent, will include an authorization of Euroclear or Clearstream, as the case may be, to block the Notes for which Consents are delivered so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Noteholder submits its Electronic Consent Instruction until the earliest of (i) termination or withdrawal of the Request for Consent, (ii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, or (iii) the time when Deemed Revocation occurs.

The receipt of such Electronic Consent Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

Procedures for delivering Consents.  A Noteholder may consent by submitting a valid Electronic Consent Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System.  The Noteholder must clearly state in the Electronic Consent Instruction:

•                                   the aggregate principal amount of Notes with respect to which the Noteholder wishes to deliver a Consent;

•                                   the name of the Noteholder, the securities account number for the relevant Clearing System in which the Notes are held, the name of the participant and its corresponding Euroclear or Clearstream number; and

•                                   that an individual matching blocking instruction has been sent to the relevant Clearing System.

The Consent by a Noteholder of Notes will, on acceptance of the Consent by the Company and verification to the Noteholders thereof, constitute a binding agreement between such Noteholder and the Company in accordance with the terms, and subject to the conditions, set forth in this Request for Consent and in the Electronic Consent Instruction, as the case may be.  A Consent by a Noteholder may be revoked prior to the Expiration Time by submitting an electronic revocation instruction to the relevant Clearing System.

No Letter of Transmittal or Consent.  No letter or transmittal or consent need be executed in relation to this Request for Consent.  The submission of an Electronic Consent Instruction in the name provided in this Request for Consent shall constitute written consent to the Proposed Amendment.

Representations, Warranties and Undertakings.  By submitting a valid Electronic Consent Instruction to the relevant Clearing System, the Noteholder is deemed to represent, warrant and undertake to the Company,  the Trustee and the Tabulation Agent that:

(a)                                       the Noteholder has received and reviewed this Request for Consent;

(b)                                      the Notes are, at the time of acceptance, and will continue to be, held by it at the relevant Clearing System, until the earliest of (i) the termination or withdrawal of the Request for Consent or (ii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked;

(c)                                       the Notes have been blocked in the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Consent Instruction was received by the relevant Clearing System until the earliest of (i) the termination or withdrawal of the Request for Consent or (ii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

(d)                                      the consenting Noteholder acknowledges that it consents to the Proposed Amendments as described in this Request for Consent and authorises, directs and requests the execution and delivery of the Supplemental Subordinated Notes Indenture subject to the terms of this Request for Consent.  The consenting Noteholder acknowledges that the submission of an Electronic Consent Instruction to this effect constitutes the consenting Noteholder’s written consent to the Proposed Amendments; and

(e)                                       the consenting Noteholder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Noteholder and the Consents given by the consenting Noteholder shall be binding (to the extent applicable in law) upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Noteholder and shall not be affected by, and shall survive, the death or incapacity of the consenting Noteholder.

If the relevant Noteholder is unable to give the representations and warranties described above, such Noteholder should contact the Tabulation Agent.

All Consents will be made on the basis of the terms set out in this Request for Consent and, once made in the manner described above, will (subject as mentioned above) be irrevocable and binding on the relevant Noteholder.  Consents may only be made by submission of a valid Electronic Consent Instruction to the relevant Clearing System no later than the Expiration Time which (subject to the provisions of this document) will be 5:00 p.m., London time, on 4 October 2005.

The receipt of an Electronic Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.  All questions as to validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by the Company.  Such determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether a Consent is validly revoked shall be final and binding.

Noteholders should ensure that the relevant Clearing System in which Notes are held has received instructions (with which they have complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Consent Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until the earliest of (i) the termination or withdrawal of this Request for Consent or (ii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked.  Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System.  The Company and the Tabulation Agent shall be entitled to accept submission of an Electronic Consent Instruction as deemed confirmation that such Notes have been so blocked.  The Tabulation Agent shall require the relevant Clearing System to confirm in writing that such Notes have been blocked with effect from the date of submission of the Electronic Consent Instruction.  In the event that the relevant Clearing System fails to do so, the Tabulation Agent shall inform the Company who shall be entitled, but not obliged, to reject the Electronic Consent Instruction.

Beneficial owners of Notes who are Noteholders and are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant Clearing System prior to the Expiration Time.  The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Consent of Notes in Physical Form.  The Company believes that all Noteholders hold the Notes through Clearing System accounts and there are no Notes in physical form.  If you believe that you are holding a Note in physical form, please contact the Tabulation Agent for the appropriate procedures with regard to consenting with respect to such Notes.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided by the Company in connection with this Request for Consent.  Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and deliver related Consents.

Direct participants in Euroclear or Clearstream delivering Consents must give authority to Euroclear or Clearstream to disclose their identity to the Tabulation Agent.

Consents should not be delivered to the Trustee or Bus.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS REQUEST FOR CONSENT AT ANY TIME.

Bus will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. Bus reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company’s acceptance of which could, in the opinion of Bus’s counsel, be unlawful. Bus also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as Bus determines. None of Bus, the Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification.  Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Revocation of Consents

A Noteholder may revoke its Consent at any time prior to the Expiration Time.

All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent receives from a Noteholder (or a subsequent holder which has received a proxy from the relevant Noteholder) a written notice of revocation at any time prior to the Expiration Time, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream. A Consent received from a Noteholder will, with respect to the Proposed Amendments, bind that Noteholder with respect to its Notes to which such Consent relates and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream.

A revocation of a Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Request for Consent. Only a Noteholder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Noteholder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Noteholder has complied with the procedure for revoking Consents described in this section.  If the subsequent transferee is to have revocation rights with respect to the relevant Consent, a duly executed proxy must accompany a transfer of Notes from the relevant Noteholder.

A purported notice of revocation that the Tabulation Agent does not receive prior to the Expiration Time and that Bus does not accept as a valid revocation will not be effective to revoke a Consent previously given.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Request for Consent.  A Noteholder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Time.

Bus reserves the right to contest the validity of any revocations.

Fees and Expenses

Bus will bear the costs of this Request for Consent. Bus will reimburse the Trustee for expenses that the Trustee incurs in connection with this Request for Consent.

Bus will not pay any commission or other remuneration to any broker, dealer, salesman or other person (other than the Tabulation Agent) for soliciting Consents pursuant to this Request for Consent. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the solicitation materials to their customers.

The Tabulation Agent

Bus has retained Lucid Issuer Services Limited as Tabulation Agent to collect and tabulate Consents. The Tabulation Agent will receive a customary fee for such services and reimbursement of its reasonable out-of-pocket expenses related thereto. Bus will also indemnify it against certain liabilities.

Bus has not authorized the Tabulation Agent to give any information or make any representations in connection with this Request for Consent other than those contained in this Request for Consent and, if given or made, such information or representations must not be relied upon as having been authorized.

CONCORDIA BUS AB (PUBL)

(THE “COMPANY”)

AND

DEUTSCHE BANK TRUST COMPANY AMERICAS

(THE “TRUSTEE”)

AMENDMENT TO INDENTURE

dated February 7, 2000 between Concordia Bus AB (publ) and
Deutsche Bank Trust Company Americas, as Trustee

4 October 2005

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated September October 4, 2005, between Concorda Bus AB (publ), a public limited liability company organized under the laws of Sweden (the “Company”), having its principal executive office at Solna Strandväg, SE-171 54 Stockholm, Sweden, and Deutsche Bank Trust Company Americas (the “Trustee”), a banking corporation organized under the laws of the State of New York, having its principal office at 60 Wall Street, New York, NY 10005.

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture (the “Indenture”), dated February 7, 2000, providing for the issuance by the Company of €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “Notes”);

WHEREAS, pursuant to Section 902 of the Indenture, the Company and the Trustee may amend or supplement certain terms and covenants contained in the Indenture with the written consent of the holders of Notes representing at least a majority in principal amount of the outstanding Notes, subject to certain exceptions specified in Section  902 of the Indenture;

WHEREAS, the Board of Directors of the Company has passed a resolution authorizing the execution of this Supplemental Indenture;

WHEREAS, the Company and certain beneficial holders of Notes have signed the restructuring agreement among, inter alia, GS Capital Partners III, L.P., GS Capital Partners III Offshore L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Schoyen Gruppen AS, Bus, Concordia Bus AB, Concordia Bus BV and Concordia Bus Holding AB, dated July 22, 2005 (the “Restructuring Agreement”) and pursuant to which those holders agreed to make the amendments set out in Section 3 hereof;

WHEREAS, as of the date hereof, holders of Notes representing a majority in principal amount of the outstanding Notes and eligible to consent in accordance with the terms of the Indenture have consented to the adoption of certain amendments (the “Proposed Amendments”) to the Indenture (the “Consents”) and have not revoked such consents; and

WHEREAS, the Company has delivered to the Trustee the Officers’ Certificate and Opinion of Counsel contemplated by Sections 903 and 102 of the Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.                                 CAPITALIZED TERMS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.                                 REPRESENTATIONS AND WARRANTIES; CONDITIONS PRECEDENT

2.1                           The Company represents and warrants that (i) all beneficial holders of Notes were treated equally and given the opportunity to participate in the restructuring provided for in the Restructuring Agreement, (ii) any consideration offered to be paid and paid to any holder of Notes for or as an inducement to give the Consents was offered to be paid to all holders of the Notes and was paid to all holders of the Notes who consented to the restructuring, and (iii) each of the conditions precedent to the amendment and supplement of the Indenture pursuant to this Supplemental Indenture (including such conditions pursuant to Section 902 of the Indenture) have been satisfied in all respects.

3.                                 AMENDMENTS TO THE INDENTURE.

Pursuant to Section 902 of the Indenture, the Company and the Trustee hereby agree to amend the Indenture as follows:

The Supplemental Indenture is hereby amended as follows:

(a)                                      Section 1004 of the Indenture, titled “Existence”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1004 are hereby deleted.

(b)                                     Section 1005 of the Indenture, titled “Maintenance of Properties”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1005 are hereby deleted.

(c)                                      Section 1006 of the Indenture, titled “Payment of Taxes and Other Claims”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1006 are hereby deleted.

(d)                                     Section 1007 of the Indenture, titled “Maintenance of Insurance”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1007 are hereby deleted.

(e)                                      Section 1008 of the Indenture, titled “Limitation of Indebtedness and Issuance of Disqualified Share Capital and Preferred Shares”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1008 are hereby deleted.

(f)                                        Section 1009 of the Indenture, titled “Limitation on Restricted Payments”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1009 are hereby deleted.

(g)                                     Section 1010 of the Indenture, titled “Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1010 are hereby deleted.

(h)                                     Section 1011 of the Indenture, titled “Limitation on Liens”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1011 are hereby deleted.

(i)                                         Section 1012 of the Indenture, titled “Limitation on Sale and Leaseback Transactions”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1012 are hereby deleted.

(j)                                         Section 1013 of the Indenture, titled “Limitation on Transactions with Affiliates and Related Persons”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1013 are hereby deleted.

(k)                                      Section 1016 of the Indenture, titled “Limitation on Sales and Issuance of Equity Interests in Restricted Subsidiaries”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1016 are hereby deleted.

(l)                                         Section 1017 of the Indenture, titled “Limitation on Issuances of Guarantees of Indebtedness”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1017 are hereby deleted.

(m)                                   Section 1019 of the Indenture, titled “Provision of Financial Information”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1019 are hereby deleted.

(n)                                     Section 1020 of the Indenture, titled “Statement by Officers as to Default; Compliance Certificates”, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1020 are hereby deleted.

(o)                                     Subsection (3) of Clause 501 is hereby deleted and replaced with the following: “failure by the Company or any of its Restricted Subsidiaries to comply with the provisions of Article Eight or Sections 1008, 1009, 1012 or 1016 or otherwise take any action which is not permitted by or omit to take any action which is required by such Article or any such Section whether or not required or compelled to do so by or upon the direction of the holders of the Company’s Share Capital or otherwise”.

(p)                                     Section 501(9) of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 501(9) are hereby deleted.

(q)                                     Section 501(10) of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 501(10) are hereby deleted.

(r)                                        Section 515 of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 515 are hereby deleted.

(s)                                      Section 801(1)(b) of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 801(1)(b) are hereby deleted.

(t)                                        Section 801(1)(d) of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 801(1)(d) are hereby deleted.

(u)                                     Section 802 of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 802 are hereby deleted.

(v)                                     Section 1304(2)(a) of the Indenture, is hereby deleted in its entirety and replaced with the words “Intentionally omitted.” All textual references in the Indenture and the Notes exclusively relating to Section 1304(2)(a) are hereby deleted.

4.                                 RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURE PART OF INDENTURE.

Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  The parties acknowledge that, pursuant to Section 904 of the Indenture, this Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes previously or hereafter authenticated and delivered under the Indenture shall be bound hereby. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

5.                                 GOVERNING LAW.

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

6.                                 AUTHORITY OF TRUSTEE; INDEMNITY

6.1                           Authority of Trustee

The Trustee is entering into this Supplemental Indenture in reliance on the accuracy of the statements made in the foregoing recitals and of the representations and warranties of the Company contained in Section 2 hereof.  The Company acknowledges and agrees that the Trustee has based such reliance solely on an assumption that the foregoing matters are true and that the Trustee has not independently verified the validity of such assumption.

6.2                           No Representation by Trustee; Trustee’s Disclaimer

The recitals contained herein, and the representations and warranties of the Company in Section 2 hereof, shall be taken solely as the statements of the Company, and the Trustee assumes no responsibility for their correctness.  The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Supplemental Indenture or of the Indenture or the Notes, in each case as amended and supplemented by this Supplemental Indenture.

6.3                           Indemnity

The Company hereby agrees to indemnify the Trustee against any and all loss, liability and expense incurred by the Trustee in connection with actions taken by it in furtherance of the implementation of the Restructuring, including without limitation in respect of its execution and delivery of this Supplemental Indenture, in accordance with the provisions of Section 607 of the Indenture, which provisions shall apply mutatis mutandis as if set out in full herein.

7.                                 AGENT FOR SERVICE;  SUBMISSION TO JURISDICTION.

By the execution and delivery of this Supplemental Indenture, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Supplemental Indenture that may be instituted in any Federal or State court in the Borough of Manhattan, The City of New York or brought under Federal or State securities laws or brought by the Trustee in its capacity as a trustee hereunder, and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding and waives, to the extent possible, any objection which it may now or hereafter have to the laying of venue of any such proceeding or any claim of inconvenient forum, and (iii) agrees that service of process upon CT Corporation System shall be deemed in every respect effective service of process upon it in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as this Supplemental Indenture shall be in full force and effect.

8.                                 MULTIPLE ORIGINALS.

8.1                           The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  One signed copy is enough to prove this Supplemental Indenture.

8.2                           This Supplemental Indenture may be executed in one or more counterparts and when a counterpart has been executed by each party, all such counterparts taken together shall constitute one and the same agreement.

9.                                 EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not effect the construction thereof.

10.                           CONFLICTS.

To the extent of any inconsistency between the terms of the Indenture or the Notes and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

11.                           ENTIRE AGREEMENT.

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein.  A copy of this Supplemental Indenture shall be attached by the Trustee to the Indenture and by the Company on its duplicate thereof.

12.                           ENFORCEABILITY

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof or of the Indenture shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed on their respective behalf, by their respective representative thereunto duly authorized, on the date first above written.

CONCORDIA BUS AB (PUBL)

By:
Name:
Title:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:
Name:
Title:

REQUEST FOR CONSENT DATED 3 OCTOBER 2005

CONCORDIA Bus AB (PUBL)

11% Senior Subordinated Notes Due 2010
(XS0107383001, XS0107384744, XS0110268850,
XS0143086790, XS0143727096)
€160,000,000 principal amount outstanding

In order to give a Consent, a Noteholder should use an electronic acceptance instruction to Euroclear and Clearstream in accordance with their customary procedures.  Any questions or requests for assistance or for additional copies of this Request for Consent may be directed to the Tabulation Agent at its telephone number set forth below.

The Tabulation Agent for the Request for Consent is:

LUCID ISSUER SERVICES LIMITED

The Tabulation Agent may be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	October 6, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer